Exhibit 2.1
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of December 31, 2025, Inter & Co, Inc (“Inter,” the “Company,” “we,” “us,” and “our”) had the following classes of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered

Class A common shares, par value US$0.0000025 per share	INTR	The NASDAQ Global Select Market
Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2025.
CLASS A COMMON SHARES
The following is a summary of the material provisions of our authorized share capital and our articles of association (the “Articles of Association”). This description does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Association, which is incorporated as an exhibit to our most recent annual report on Form 20-F, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and common law of the Cayman Islands. We encourage you to read our Articles of Association, the Companies Act, and applicable provisions of Cayman law for additional information.
General
We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are (i) the business of holding equity participations in other entities and any matters ancillary or incidental thereto; and (ii) any matters necessary for, or ancillary or incidental to, the administration of the Company from time to time.
Share Capital
Our Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”
As of the date of the annual report, our total authorized share capital will be US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, of which:
•10,000,000,000 shares are designated as Class A common shares; •    5,000,000,000 shares are designated as Class B common shares; and
•5,000,000,000 shares are undesignated.
As of December 31, 2025, our authorized share capital was US$50,000 divided into 20,000,000,000 shares of par value of US$0.0000025 each, of which 324,284,558 Class A Shares of par value of US$0.0000025 each and 117,037,105 Class B Shares of par value of US$0.0000025 each were issued and outstanding.
Our Class A common shares are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “INTR.”
Treasury Stock
As of the date of this annual report, we do not have shares in treasury.

Issuance of Shares
Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.
We will not issue bearer shares.
Our Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in us (following our offer to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership and voting interest in us pursuant to our Articles of Association).
In light of: (a) the above provisions; and (b) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information, see “—Preemptive or Similar Rights.”
Distributions
Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Our Board has decided that it is not necessary to adopt a dividend policy because all of the rules governing dividends are set out in our Articles of Association an the Companies Act. Subject to the Companies Act, our shareholders may, by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. Our board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A common shares and Class B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).
The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Certain Cayman Islands Legal Requirements Related to Dividends
Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds.
Certain Brazilian Legal Requirements Related to Dividends
Our ability to pay dividends is subject to positive and distributable net results from our Brazilian subsidiaries. Our Brazilian subsidiaries are required to distribute a mandatory minimum dividend amount equivalent either to the minimum mandatory dividend established in the Brazilian Corporations Law, including in the form of interest on equity, in the case of subsidiaries incorporated as sociedades anônimas, or the minimal dividend distribution established in the contratos sociais, in the case of subsidiaries incorporated as sociedades limitadas, subject to certain limited exceptions. In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.
Voting Rights
A holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, while a holder of a Class A common share is entitled, in respect of such share, to one vote per share. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the appointment of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
•separate class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by a proposal;
•the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issuance of additional Class B common shares; and the rights conferred on holders of Class B common shares shall not be deemed to be varied by the creation or issuance of additional Class A common shares; and
•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issuance of further shares ranking pari passu therewith, by the redemption or purchase of any shares of any class us, the cancellation of authorised but unissued shares of that class or the creation or issuance of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
As set forth in our Articles of Association, our board of directors has authority to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of shares then outstanding) without the approval of the holders of Class A common shares and Class B common shares. However, our authorized share capital may only be increased by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

Preemptive or Similar Rights
The Class B common shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if we intend to issue Class A common shares, we must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure that the proportion in nominal value of the issued common shares held by such holder as Class B common shares after the issuance of such Class A common shares will be as nearly as practicable equal to the proportion in nominal value of the issued common shares held by such holder as Class B common shares before the said issuance. This right to maintain a proportional ownership interest does not apply in circumstances where fractional entitlements are rounded or otherwise settled or sold at the discretion of our board of directors or the making of an offer to a holder of Class B common shares would in the view of our board of directors pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that our board of directors considers it necessary or expedient in the interests of the Company to exclude such holder from the offer and the holders of two-thirds of the Class B common shares may consent in writing to our board of directors issuing Class A common shares for cash without such offer being made. In addition, pursuant to our Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B common shares does not exercise such rights within the time period stated in the offer made by us to such holder of Class B common shares, which period must be at least 30 days beginning on the date the offer is deemed received by such holder.
Conversion Rights
Each Class B common share may be converted into one Class A common share (i) upon delivery by the holder of such Class B common share of a notice to Inter & Co, at its registered office, in the form described in our Articles of Association to effect a conversion of such Class B common share, or (ii) automatically upon any transfer of such Class B common share, whether or not for value, except for certain limited transfers described in our Articles of Association. Such transfers include transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled by the shareholder or their affiliates, as well as to a non-affiliate transferee that agrees in writing with us to make a tender offer or exchange offer to all holders of Class A common shares, pursuant to the tag-along rights contained in the Articles of Association as described in “―Transfer of Shares―Tag Along.”
Upon conversion of Class B common shares into Class A common shares, the resulting Class A common shares may be transferred, subject to any restrictions under applicable law.
As set forth in Inter & Co’s Articles of Association, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of votes of the outstanding Class B common shares represents less than 10% of the voting share rights of the Company. Additionally, the holders of a majority of the then outstanding Class B common shares have the right to require that all outstanding Class B common shares be converted.
Equal Status
Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any: (1) merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not we are the surviving entity), (2) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which we are a party, or (3) tender or exchange offer by us to acquire any Class A common shares or Class B common shares, in each such case the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B common shares, and (except as foresaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed 60 clear days prior to the date where the determination will be made.
General Meetings of Shareholders
As a condition of admission to a general meeting, a shareholder must be duly registered as a shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.
Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter & Co will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year. For the annual general meeting of shareholders, the agenda shall be set by our board of directors and will include, among other things, the presentation of the annual accounts and the report of the directors (if any) and the aggregate compensation to be paid to its directors and officers.
Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other general meetings during the year.
General meetings of shareholders are generally expected to take place in Belo Horizonte, Brazil, but may be held elsewhere, including virtually, if the directors so decide.
Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 21 clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
We will give notice of each general meeting of shareholders by publication on our website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a general meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.
Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be deemed to be shareholders or members of Inter & Co and must rely on the procedures of DTC regarding notice of general meetings and the exercise of rights of a holder of the Class A common shares.
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-fourth of aggregate of the voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least eight days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter & Co shares of the applicable class.

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at a quorate general meeting and a special resolution requires the affirmative vote of at least a two-thirds majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at a quorate general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.
Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by any person appointed by our board of directors, and in the event that the directors do not appoint any person, the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, nor the vicechairman, nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of Inter & Co, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
In addition to the matters required to be approved by shareholders by Cayman Islands law, our Articles of Association provide that the following matters shall be approved by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), unless the Companies Act requires a special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in present or by proxy at a quorate general meeting):
•acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Inter & Co shares) equals 20% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co;
•acquisitions where the issuance of Inter & Co shares (including shares issued pursuant to an earn-out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for shares) equals 5% or more of the pre-transaction outstanding shares or aggregate voting power outstanding of Inter & Co when an officer, director or shareholder who beneficially own 5% of the total outstanding Shares or voting power of Inter & Co has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired);
•transactions, other than a public offering, involving the sale, issuance or potential issuance by Inter & Co of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for such shares), which alone or together with sales by officers, directors or shareholders who beneficially own 5% of the total outstanding shares or voting power of Inter & Co, equals 20% or more of the shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price of Inter & Co shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price of the shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue;
•the issuance of Inter & Co shares (or securities that are convertible, exercisable or exchangeable for shares) that will result in a change of control of Inter & Co;
•the adoption or material amendment of any incentive plan or equity compensation arrangement by Inter & Co other than in circumstances where shareholder approval would not be necessary pursuant to Nasdaq rules; and
•a merger or spin-off involving Inter & Co, with one or more businesses or entities.

Liquidation Rights
If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution (requiring the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting):
•increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;
•convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
•subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
Our shareholders may by special resolution (requiring the affirmative vote of at least a two-thirds majority of those shareholders attending and voting in person or by proxy at a quorate general meeting), subject to confirmation by the Grand Court of the Cayman Islands on an application by Inter & Co for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed; •    purchase our own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of our own capital.
Transfer of Shares
Class A common shares
Subject to any applicable restrictions set forth in the Articles of Association or applicable law, any of our shareholders may transfer all or any of his or her Class A common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by our board of directors.
Our Class A common shares are traded on Nasdaq in book-entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.
Class B common shares
Each Class B common share will be converted into one Class A common share automatically upon any transfer of such Class B common share, whether or not for value, except for certain limited transfers described in our Articles of Association. Upon conversion of Class B common shares into Class A common shares, the resulting Class A common shares may be transferred, subject to any restrictions under applicable law.

Tag-along
Our Articles of Association provide that, subject to certain exceptions, if, in one or a series of transactions, (i) the controlling shareholder transfers Common Shares (as defined in our Articles of Association) representing our Voting Control (as defined in our Articles of Association) to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or part of its Common Shares to a person or group of persons acting in concert and such a person or group of persons obtain Voting Control within 12 months from the acquisition of the controlling shareholder’s Common Shares or from the receipt of payment by the controlling shareholder (such person or group of persons acting in concert described in (i) or (ii), the “new controlling shareholder”), then the new controlling shareholder shall make a tender offer or exchange offer (the “Offer”) to all holders of Class A common shares, pursuant to which the holders of Class A common shares shall have the right to elect to receive a price for each Class A common share equivalent to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares from the controlling shareholder during the 12-month period prior to the acquisition of Voting Control by the new controlling shareholder.
The new controlling shareholder shall commence the Offer within 30 days after the consummation acquisition of Voting Control; provided that if any filing with or approval by the SEC or other securities regulator or stock exchange is required under any applicable law in connection with such Offer, the new controlling shareholder shall make such applicable filings or seek such approval within 30 days after acquisition of Voting Control of the Company and procure that the Offer is commenced as soon as reasonably practicable thereafter.
Notwithstanding anything to the contrary herein, the obligation to make an Offer shall not apply:
•if the transfer of Voting Control or the transfer of all or part of the controlling shareholder’s Common Shares occurs as a result of (i) a public offering, (ii) a business combination, (iii) a tender offer or exchange offer conducted by a third party and addressed to all holders of Class A common shares, or (iv) open market transactions at the stock exchange;
•in connection with any transfer to Affiliates, heirs or successors of the controlling shareholder;
•in connection with any transfer to one or more trustees of a trust established for the benefit of the controlling shareholder or an affiliate of the controlling shareholder;
•in connection with any transfer to a partnership, corporation or other entity exclusively owned or controlled by the controlling shareholder or an affiliate of the controlling shareholder; or
•in connection with any transfer to organizations that are exempt from taxation under Section 501(3)(c) of the United States Internal Revenue Code of 1986, as amended (or any successor thereto).
For the purposes of the tag along rights, “controlling shareholder” means a shareholder or group of shareholders holding the Voting Control and “Voting Control” means the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the Company.
Share Repurchase
The Companies Act and our Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC; or the applicable stock exchange on which our securities are listed, including Nasdaq.
Appointment of Members of the Board of Directors
We are managed by our board of directors. Our Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, provided that unless otherwise determined by our shareholders by special resolution, our board of directors shall consist of at least three and up to twelve director. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed through ordinary resolution. Our Articles of Association provide that our board of directors must include at least 20% of the total number of directors or two directors (whichever is greater) which are independent directors.

Shareholders appoint directors through ordinary resolution, which requires the affirmative vote of a simple majority of those shareholders attending and voting in person or by proxy at a quorate general meeting. Each director shall be appointed for a two- year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).
We may also enter into agreements with one or more shareholders granting them the right to appoint and remove one or more directors on such terms as our board of directors may determine from time to time, and such directors may only be removed in accordance with the terms of such agreements and as otherwise set out in our Articles of Association. We have entered into such agreements with Softbank, which provides Softbank with the right to appoint one director to our board of directors for so long as Softbank holds at least 5% of our issued share capital.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Anti-Takeover Provisions in the Articles of Association
Some provisions of our Articles of Association may discourage, delay or prevent a change in control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of holders of Class B common shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with our board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Common Shares
Our Class B common shares are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since our controlling shareholder owns all of the Class B common shares, they have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell Class A common shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
Preferred Shares
Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.
Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association and the Companies Act, for what they believe in good faith to be in our best interests.

Protection of Non-Controlling Shareholders
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.
Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.
The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves are control shareholders; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.